.

Mail Stop 3561

June 30, 2006

Buddy Young
President and Chief Executive Officer
Advanced Media Training, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California 91316

> **Re: Advanced Media Training, Inc.**
> **Amendment No. 2 to Schedule 14C Information**
> **Filed June 14, 2006**
> **File No. 000-50333**

Dear Mr. Young:

We have reviewed your responses to the comments in our letter dated June 5, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14C</u>

<u>General</u>

1. We note your response to our prior comment 1. Please expand upon your disclosure on page 3 and in the summary on page 4 to show that a change of control will occur as a result of your acquiring the remaining 92% of Dematco's issued and outstanding shares. Please also revise throughout, particularly wherever you discuss the purpose of the increase in authorized shares, to disclose if your intent it to effectuate this change of control.

2. We note from your disclosure on page 17 that the core business would become that of Dematco's if you acquire the remaining 92% of its issued and outstanding shares. Please expand upon your disclosure to discuss how the current businesses are expected to be impacted by the change of control.

Prior Review, page 4

3. Please delete this section from the document.

Item 6 of 14A, Voting Securities and Principle Holders Thereof, page 5

4. Please confirm that the record date of February 26, 2006 has been set in accordance with applicable state law.

5. We note your response to our prior comment 7. Please also provide a table, consistent with the structure outlined by Item 403 of Regulation S-B, setting forth what the beneficial ownership of your common stock would be following your acquisition of the remaining 92% of Dematco and the resulting change of control.

Item 11 of 14A, Authorization or Issuance of Securities, page 8

6. Please revise your disclosure to describe shareholder's preemptive rights, if any. Refer to Item 11(b) of Schedule 14A.

Item 11(d) of 14A, Reasons for Authorization/Issuance, page 9

7. Please revise the last three sentences to clearly discuss the dilutive effects of the issuance of shares in the event the company exercises its option. Please also discuss here the possibility of a change in control.

Item 14(b)(1) of 14A, Summary of Terms, page 5

8. We note in your response to our previous comment 10 that your stock traded between $1.09 and $1.45 on the transaction date. Supplementally provide us with supporting documentation for this trading activity.

9. We note from your response to our previous comment 11 and from the Dematco financial statements included with your filing that Dematco has 101,000,000 shares common stock, par value GBP 0.01, and that Dematco has presented this amount in USD as par value $0.00573 for a total of $578,786 common stock value. It appears you have used GBP 1 as $0.573, when the conversion rate should be GBP 1 equals approximately $1.745. Please revise the financial statements accordingly, or explain supplementally.

10. We note from your response to our previous comment 11 that you and Dematco agreed upon the valuation of $1.00 per share for Dematco's common stock given the future economic potential of the dematerialization technology. It is unclear how you are able to value this technology at approximately $101 million even though Dematco management did not have enough information to retain any value for this technology on their books during impairment testing. Please explain supplementally.

11. We note from your response to our previous comment 20 and 21 that, if you exercise your option, you will record the transaction at Dematco's historical cost basis. Please disclose this intended accounting in your filing.

12. In the absence of substantive evidence supporting the stock valuation used in the March 20, 2006 transaction, we believe you should describe the transaction as a 5-for-4 stock exchange of shares without stating the specific per share amounts (i.e., the $1.00 and $1.25 per share amounts). Furthermore, for accounting purposes, the issuance of 6,464,000 shares of your common stock should be recorded at no more than a nominal amount, such as the par value of $.001 per share, or a total of $6,464. Please revise, as appropriate.

Item 14(b)(7), Past contracts, transactions or negotiations, page 14

13. We reissue our prior comment 17 in part. Please revise your disclosure to provide the information required by Item 1105(e) of Regulation M-A. Note that disclosure is required for any agreement, arrangement, or understanding, between you (or your affiliates) and any other person with respect to your securities. As such, please discuss the Societe Bancaire Privee, S.A. debenture and any other appropriate agreements.

Dematco Limited Financial Statements

Loss on Impairment of Long Term Assets, page 26

14. It is unclear how you have revised your filing to address with our previous comment 25. Supplementally discuss your position on the valuation of the dematerialization technology, if and how Dematco's disclosure and financial statements were revised, and how you determined the transferors' historical cost. We may have further comment on your response.

Revenue Recognition, page 26

15. We note your revision to the revenue recognition policy in response to our previous comment 26 recites the basic tenets of SABs 101 and 104. However, your revised disclosure does not adequately describe your revenue recognition policies as they relate specifically to the dematerialization business and the

revenue sharing agreement with SBP. Please revise your disclosure to discuss how SABs 101 and 104 will be applied to the anticipated revenue streams under the agreement with SBP.

Additional Information and Documents Included by Reference, page 30

16. Please revise this section to state that you will deliver to security holders the reports you plan to incorporate by reference with the proxy statement. Refer to Item 13(b)(2) of Schedule 14A.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,

Messeret Nega
Attorney-Advisor

cc: Via Facsimile (818) 235-0134
        Stephen Albright
        Albright & Blum
        17337 Ventura Boulevard, Suite 208
        Encino, CA 91316